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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                                GSE Systems, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value $.01 per
                                      share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   00036227K1
                    ----------------------------------------
                                 (CUSIP Number)

                              Brian G. Lloyd, Esq.
                      Parr, Waddoups, Brown, Gee & Loveless
                       185 South State Street, Suite 1300
                            Salt Lake City, UT 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  May 12, 1999
              ------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 00036227K1              SCHEDULE 13D
--------------------

 1           Names of Reporting Persons.
             I.R.S. Identification Nos. of above persons (entities only).

             Eugene D. Loveridge
--------------------------------------------------------------------------------
 2           Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
 3           SEC Use Only
--------------------------------------------------------------------------------
 4           Source of Funds (See Instructions)
             N/A
--------------------------------------------------------------------------------
 5           Check if Disclosure of Legal  Proceedings  is Required  Pursuant to
             Items 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
 6           Citizenship or Place of Organization

             United States
--------------------------------------------------------------------------------

                       7         Sole Voting Power

                                 218,453
   Number of           ---------------------------------------------------------
     Shares
  Beneficially         8         Shared Voting Power
   Owned by
      Each                       -0-
   Reporting           ---------------------------------------------------------
     Person
      With             9         Sole Dispositive Power

                                 218,453
                       ---------------------------------------------------------

                      10         Shared Dispositive Power

                                 -0-
--------------------------------------------------------------------------------

11           Aggregate Amount Beneficially Owned by Each Reporting Person

             218,453
--------------------------------------------------------------------------------

12           Check if the Aggregate  Amount in Row (11) Excludes  Certain Shares
             (See Instructions)                                              [ ]
--------------------------------------------------------------------------------
13           Percent of Class Represented by Amount in Row (11)

             4.3%
--------------------------------------------------------------------------------
14           Type of Reporting Person (See Instructions)

             IN
--------------------------------------------------------------------------------

CUSIP No. 00036227K1                 SCHEDULE 13D
--------------------


         This Amendment No. 1 to the Schedule 13D of Eugene D. Loveridge amends and supplements, and should be read in conjunction with, the Schedule 13D filed on July 30, 1997.

Item 1.           Security and Issuer

         (a) Title of Class of Equity Securities: Common Stock, $.01 par value.

         (b)      Name of Issuer: GSE Systems, Inc.

         (c) Address of Issuer's Principal Executive Office: 9189 Red Branch Road, Columbia, MD 21045.

Item 2.           Identity and Background

         (a)      Name:             Eugene D. Loveridge

         (b)      Business address:  406 West 10600 South,  #460, So. Jordan, UT
                  84095

         (c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: Managing director of Keane Inc., Ten City Square, Boston, MA 02129

         (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case: No

         (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order: No

         (f)      Citizenship:   United States

Item 3.           Source and Amount of Funds or Other Consideration

                  Not applicable as the transactions involved dispositions, and not acquisitions, of securities.

CUSIP No. 00036227K1                SCHEDULE 13D
--------------------


Item 4.           Purpose of Transaction

                  Not applicable as the transactions involved dispositions, and not acquisitions, of securities.

                  Mr. Loveridge reserves the right to purchase additional shares of the common stock of GSE Systems, Inc. (the "Common Stock") or to dispose of such securities in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, Mr. Loveridge presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through
                  (j) of the instructions for Item 4 of Schedule 13D.

Item 5.           Interest in Securities of the Issuer

                  (a) Mr. Loveridge is the beneficial owner of 218,453 shares of the Common Stock, which represents 4.3% of the outstanding shares of such stock.

                  (b) Mr. Loveridge has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the shares referenced in Item 5(a) above.

                  (c) During the last sixty (60) days, Mr. Loveridge has engaged in the following transactions, which involved shares of the Common Stock:

                           (i) On April 28, 1999, Mr. Loveridge exchanged 7,000 shares of the Common Stock for 100 shares of the stock of Emcor, Inc., a Utah corporation The price at which the shares were exchanged was $6.125/share.

                           (ii) During May, 1999, Mr. Loveridge sold a total of 40,000 shares of the Common Stock in the open market at a price of $6.50/share.

                           (iii)    On May 12,  1999,  Mr.  Loveridge  gave away
                                    4,000 shares of the Common Stock in a private transaction as a gift.

                  (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referenced in Item 5(a) above.

                  (e) On May 12, 1999, Mr. Loveridge ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

CUSIP No. 00036227K1                SCHEDULE 13D
--------------------


Item 7.           Material to Be Filed as Exhibits

                  None.

CUSIP No. 00036227K1               SCHEDULE 13D
--------------------



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Date:     June 22, 1999                              /s/ EUGENE D. LOVERIDGE
         --------------------------              -----------------------------
                                                     Eugene D. Loveridge